                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION              0-9065
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        38114510 1
                          NOTIFICATION OF LATE FILING

(Check One):   Form 10-K     Form 20-F    Form 11-K  X  Form 10-Q    Form N-SAR
            --            --           --           ---           --
                 For Period Ended: May 31, 1998
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

710 14th Street
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Address of Principal Executive Office (STREET AND NUMBER)

Golden, Colorado 80401
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this
 ---             form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
 ---             report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)     The accountant's statement or other exhibit required by Rule
 ---             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant is currently preparing its response to the comments of the staff of the Securities and Exchange Commission set forth in its letter dated June 30, 1998. Many of these comments relate to and require additional disclosure in the Registrant's future filings. As a result, the Registrant is unable to timely complete the information required for the presentation of its Quarterly Report on Form 10-QSB for the period ended May 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Gary P. Pryor               (303)               279-9375
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          X  Yes      No
         ---      ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes       No
                                      ---       ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                          Golden Pharmaceuticals, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   July 15, 1998                By - /s/ Gary P. Pryor
                                       ----------------------------------------
                                         Gary P. Pryor, Vice President, Finance

PART IV - OTHER INFORMATION

   UPDATE -
   3. The Registrant believes that due to the sale of the assets in April 1997 and a decrease in sales in Pharma Labs and Quality Care Pharmaceuticals, Inc., there will be a significant change in the results of operations from the same period during the last fiscal year which is summarized below:

                  GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                      NINE MONTHS ENDED MAY 31,
                                                                              -------------------------------------------
                                                                                     1998                   1997
                                                                              -------------------    --------------------
NET SALES                                                                     $      4,641,691       $     10,332,049

COST OF SALES                                                                        3,674,592              6,967,340
                                                                              -------------------    --------------------

              GROSS MARGIN                                                             967,099              3,364,709

       Selling, general and administrative expense                                   5,019,367              4,378,576
       Unusual charge - impairment loss                                                433,500                      -
                                                                              -------------------    --------------------

              OPERATING LOSS                                                        (4,485,768)            (1,013,867)

OTHER INCOME/ (EXPENSE)

       Interest expense                                                                (409,074)           (1,368,251)
       Joint venture loss                                                              (107,888)              (55,746)
       Gain (loss) on disposal of assets                                                112,074                (2,363)
       Gain on Sale of Division                                                               -             6,210,435
                                                                              -------------------    --------------------
       Other income                                                                      77,354               595,673
                                                                              -------------------    --------------------

              TOTAL OTHER INCOME (EXPENSE)                                             (327,534)            5,379,748
                                                                              -------------------    --------------------

              INCOME (LOSS) BEFORE TAX (BENEFIT) EXPENSE                             (4,813,302)            4,365,881
                                                                              -------------------    --------------------

INCOME TAX EXPENSE                                                                       21,120               382,390
                                                                              -------------------    --------------------

INCOME (LOSS) BEFORE MINORITY INTEREST                                               (4,834,422)            3,983,491

MINORITY INTEREST                                                                       423,464               (67,773)
                                                                              -------------------    --------------------

                    NET INCOME (LOSS)                                         $      (4,410,958)     $      3,915,718
                                                                              ===================    ====================

EARNINGS (LOSS) PER SHARE                                                     $           (0.03)     $          (0.03)
                                                                              ===================    ====================

WEIGHTED AVERAGE SHARES OUTSTANDING                                                 128,422,369           121,662,879
                                                                              ===================    ====================